UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

     Radware Ltd.

(Name of Company)

     Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

     M22013 10 2

(CUSIP Number)

Yehuda Zisapel

24 Raoul Wallenberg Street

Tel Aviv 69719, Israel

                +972-3-645-5522

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

           March 5, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YEHUDA ZISAPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,289,336*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,289,336
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,289,336
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%**
14	TYPE OF REPORTING PERSON* IN

*

As of March 5, 2009, the Reporting Person beneficially owns 3,289,336 Ordinary Shares, including 60,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person that are exercisable as of March 5, 2009 and within 60 days thereafter, and of which (i) 2,505,243 Ordinary Shares were held of record by the Reporting Person, (ii) 295,000 Ordinary Shares are held of record by Carm-AD Ltd., an Israeli company wholly-owned by the Reporting Person, (iii) 239,491 Ordinary Shares are held of record by Radbit Computers Inc., a New York corporation wholly-owned by the Reporting Person and (iv) 189,602 Ordinary Shares were held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly-owned by the Reporting Person and his wife.

**

Based on 18,918,438 ordinary shares outstanding as of December 31, 2008.

Explanatory Note

Prior to this filing, the Reporting Person reported his beneficial ownership of the subject class of securities on a Schedule 13G in reliance Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) promulgated thereunder.  As of March 5, 2009, however, the Reporting Person has acquired greater than two percent of the subject class of securities during the twelve month period preceding such date.  Accordingly, the Reporting Person is now filing this Statement on Schedule 13D (this “Statement”) pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1.

   Security and Company.

This Statement relates to the ordinary shares, par value NIS 0.10 per share (hereinafter referred to as “Ordinary Shares”) of Radware Ltd., a company organized under the laws of the State of Israel (the “Company”).  The principal executive offices of the Company are located at 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

Item 2.   Identity and Background.

(a)−(f)   This Statement is being filed by Mr. Yehuda Zisapel.  His business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and his present principal occupation is serving as a co-founder and director of the Company and several other companies.  The Reporting Person is an Israeli citizen.  During the last five (5) years the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All Ordinary Shares beneficially owned by the Reporting Person were acquired by the Reporting Person over several years through various means, including (i) 2,477,477 Ordinary Shares issued for consideration to the Reporting Person and Carm-AD Ltd., an Israeli company wholly-owned by the Reporting Person (“Carm-AD”) prior to the Company’s initial public offering; (ii) 60,000 Ordinary Shares issuable upon the exercise of options that were granted to the Reporting Person by the Company that are exercisable as of March 5, 2009 or within 60 days thereafter; (iii) 626,616 Ordinary Shares purchased by the Reporting Person, Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly-owned by the Reporting Person and his wife (“Neurim”) and Radbit Computers Inc., a New York corporation wholly-owned by the Reporting Person (“Radbit”) in open market transactions using the Reporting Person’s personal funds prior to December 31, 2008; and (iv) 125,243 Ordinary Shares that were purchased by the Reporting Person and Neurim in a series of transactions during the past 60 days.  The aggregate purchase price for such 125,243 Ordinary Shares was $685,240, all of which amount was paid by the Reporting Person from his personal funds.

Item 4.   Purpose of Transaction.

 The Reporting Person acquired beneficial ownership of the Ordinary Shares to which this Statement relates for investment purposes.  The Reporting Person currently does not have any plan or proposal, which relates to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Company.

    (a)          The Reporting Person is the beneficial owner of 3,289,336 Ordinary Shares, which constitute approximately 17.4% of the 18,918,438 Ordinary Shares of the Company that were issued and outstanding as of December 31, 2008.  Of the Ordinary Shares beneficially held by the Reporting Person, (i) 2,505,243 are held directly by the Reporting Person; (ii) 60,000 are issuable upon the exercise of options that are exercisable as of March 5, 2009 or within 60 days thereafter; (iii) 295,000 are held of record by Carm-AD; (iv) 239,491 are held of record by Radbit and (v) 189,602 are held of record by Neurim.

    (b)        The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 3,289,336 Ordinary Shares beneficially held by him.

    (c)        The following table sets forth all the transactions in the Ordinary Shares effected by the Reporting Person during the past 60 days.  All such transactions were open market purchases effected on the NASDAQ Global Select Market.

Date of Purchase	Number of Ordinary Shares Purchased	Price Per Share
February 18, 2009	4,720	$5.99
February 24, 2009	7	$5.75
March 2, 2009	25,000	$5.99
March 3, 2009	41, 000	$5.59
March 4, 2009	34, 716	$5.07
March 5, 2009	19,800	$5.16

Except for the transactions set forth above, the Reporting Person has not effected any transactions in the Ordinary Shares during the past 60 days.

    (d)        No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

    (e)        Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 16, 2009

/s/ Yehuda Zisapel

Yehuda Zisapel